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                              May 17, 2023

       Brandon Torres Declet
       Chief Executive Officer
       Unusual Machines, Inc.
       151 Calle De San Francisco
       Ste. 200 PMB 2106
       San Juan, Puerto Rico 00901-1607

                                                        Re: Unusual Machines,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 3, 2023
                                                            File No. 333-270519

       Dear Brandon Torres Declet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed May 3, 2023

       General

   1. We note that your board of directors has approved and you are seeking stockholder approval of a 1-for-5.5
reverse stock split, which will occur prior to the date of this
                                                        Prospectus. If the
reverse split will occur prior to the effectiveness of the registration statement, please
revise your historical financial statements along with relevant financial statement data
appearing elsewhere in your filing to reflect the reverse split based upon the guidance in ASC
260-10-55-12 and SAB Topic 4.C. Please note the need for your independent auditor to
reference and dual-date their audit opinion for the aforementioned reverse split.
 Brandon Torres Declet
Unusual Machines, Inc.
May 17, 2023
Page 2
2.       Please remove the second paragraph of the Explanatory Note.
Cover Page

3. Please tell us the basis for the statement in the graphics that "The Dominator is the new standard for premium FPV." Also, revise the appropriate section, such as the Products section beginning on page 43, to clearly explain technical terms that are mentioned in the graphics. For example, we note the references in the graphics to "IPD" and Betaflight
         CANVASMODE." However, the disclosure does not clearly explain such terms.
4. We note the new disclosure about the issuance of 3,400,000 shares of your common stock to Red Cat and the disclosure in the table on page 69 concerning the shares owned Mr.
         Thompson. Please revise the cover page and the summary to disclose, if applicable, that
         Red Cat and Mr. Thompson have sufficient voting power through their ownership of common stock to control or substantially influence the vote on substantially all corporate matters. Also, expand the Risk Factors Summary section to include a bullet point to highlight the voting power and expand the Risk Factors section to include a risk factor to highlight the voting power.
Determination of Offering Price, page 37

5. As previously requested in comment 17 of our January 12, 2023 letter, revise the disclosure in this section to clearly describe the specific factors considered in determining the offering price. In this regard, we note that you now disclose in this amendment that you anticipate that the initial public offering price will be $5.00 per share. However, the factors mentioned in this section appear to be identical to the factors mentioned on page
         37 of your draft registration statement filed on December 14, 2022 when you had not disclosed the anticipated price.
The Business Combination, page 40

6. We note your response to prior comment 3. Please expand the disclosure in this section to discuss why the company agreed to amend the purchase agreement, such as why you are no longer issuing a Senior Secured Convertible Note and Series A Preferred Stock to Red
         Cat and why you agreed to an increase in the purchase price.
7. We note the disclosure in the fourth paragraph on page 40 that "Red Cat shareholders approved the transaction contemplated in the Purchase Agreement in a special meeting on
       March 8, 2023" and the disclosure elsewhere in your document that the purchase
FirstName LastNameBrandon Torres Declet
       agreement was amended on March 31, 2023. However, it does not appear that Red Cat
Comapany
       filedNameUnusual    Machines,
             preliminary and  definitiveInc.
                                          proxy or information statements for
shareholders to
May 17,approve  the transaction
          2023 Page  2          in the amended purchase agreement. Please
advise.
FirstName LastName
 Brandon Torres Declet
FirstName  LastNameBrandon Torres Declet
Unusual Machines, Inc.
Comapany
May        NameUnusual Machines, Inc.
     17, 2023
May 17,
Page 3 2023 Page 3
FirstName LastName
Fat Shark and Rotor Riot Summary Compensation Information, page 65

8. Please ensure that the disclosure in this section is for the most recently completed fiscal year.
Principal Stockholders, page 68

9. We note your response to prior comment 10. Please identify the members of the committee mentioned in note (1) on page 69.
Other Activities and Relationships, page 80

10. We note your disclosure about new underwriters. Please identify each such underwriter having a material relationship with Fat Shark Holdings, Ltd. and Rotor Riot LLC.
Unaudited Pro Forma Condensed Combined Statements of Operations, page F-5

11. Refer to prior comment 15. Please record the business combination expense as a reduction to cash and an addition to expense.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 1 Basis of Presentation, page F-6

12. We note that the Agreement provides that your company will pay $3 million in cash and
         $17 million of the company's common stock to acquire capital stocks of Fat Shark and
         Rotor Riot. Please revise to reflect the $3 million cash payment as an adjustment to cash.
Exhibit 23.1, page II-3

13. We note that the date of your auditor report for Unusual Machines, Inc. is March 13,
         2023. Please have your auditor revise the consent with the correct audit report date in future amendments before effectiveness of the registration statement. You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or
Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Michael D. Harris, Esq.